                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                       Murdock Communications Corporation
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   62647W108
                                 (CUSIP Number)

Thomas J. Berthel                       Copy to:       Michael K. Denney
100 Second Street S.E.                                 Bradley & Riley, P.C.
Cedar Rapids, Iowa 52407-4250                          100 1st St. S.W.
(319) 365-2506                                         Cedar Rapids, IA 52404
                                                       (319) 363-0101

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                -------------------------------------------------
                                 August 3, 1998
                        --------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62647W108
                         (Continued on following pages)


Exhibit Index Appears on Page 8                               Page 1 of 12 Pages

CUSIP No 62647W108
--------------------------------------------------------------------------------
1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
      BERTHEL FISHER & COMPANY  42-1254805
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                             ---
                                                                          (b)
                                                                             ---
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                  BK, OO
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                         -----
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
                                  IOWA
--------------------------------------------------------------------------------

                           (7) Sole Voting Power
                                                                      188,571
                           -----------------------------------------------------
Number of                  (8) Shared Voting Power
Shares                                                              1,925,764
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                             188,571
Person With                -----------------------------------------------------
                           (10) Shared Dispositive Power
                                                                    1,925,764
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person     2,114,336

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                         ------
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)                32.3%

--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)
                                                             CO
--------------------------------------------------------------------------------

CUSIP No 62647W108
--------------------------------------------------------------------------------
1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
      BERTHEL FISHER & COMPANY LEASING, INC.  42-13312639
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                             ---
                                                                          (b)
                                                                             ---
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                      OO
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                         -----
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
                                  IOWA
--------------------------------------------------------------------------------

                           (7) Sole Voting Power
                                                                      NONE
                           -----------------------------------------------------
Number of                  (8) Shared Voting Power
Shares                                                             645,639
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                             NONE
Person With                -----------------------------------------------------
                           (10) Shared Dispositive Power
                                                                 1,453,450
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person     1,453,450

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                         ------
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)                23.3%

--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)
                                                             CO
--------------------------------------------------------------------------------

CUSIP No 62647W108
--------------------------------------------------------------------------------
1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
      TELECOMMUNICATION INCOME FUND IX, L.P.  42-1367356
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                             ---
                                                                          (b)
                                                                             ---
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                      OO
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                         -----
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
                                  IOWA
--------------------------------------------------------------------------------

                           (7) Sole Voting Power
                                                                      NONE
                           -----------------------------------------------------
Number of                  (8) Shared Voting Power
Shares                                                             215,311
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                             NONE
Person With                -----------------------------------------------------
                           (10) Shared Dispositive Power
                                                                   215,311
--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person     215,311

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                         ------
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)                4.2%

--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)
                                                             PN
--------------------------------------------------------------------------------

CUSIP No 62647W108
--------------------------------------------------------------------------------
1)    Names of Reporting Persons
      S.S. or I.R.S. Identification Nos. of Above Persons
      Thomas J. Berthel ###-##-####
--------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions) (a) X
                                                                             ---
                                                                          (b)
                                                                             ---
--------------------------------------------------------------------------------
3)    SEC Use Only

--------------------------------------------------------------------------------
4)    Source of Funds (See Instructions)
                                      OO
--------------------------------------------------------------------------------
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
                         -----
--------------------------------------------------------------------------------
6)    Citizenship or Place of Organization
                                  IOWA
--------------------------------------------------------------------------------

                           (7) Sole Voting Power
                                                                      109,103
                           -----------------------------------------------------
Number of                  (8) Shared Voting Power
Shares                                                                109,103
Beneficially               -----------------------------------------------------
Owned by Each              (9) Sole Dispositive Power
Reporting                                                             109,103
Person With                -----------------------------------------------------
                           (10) Shared Dispositive Power              109,103

--------------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each Reporting Person     109,103

--------------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                         ------
--------------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row (11)                2.2%

--------------------------------------------------------------------------------
14)   Type of Reporting Persons (See Instructions)
                                                             IN
--------------------------------------------------------------------------------

ITEM 2.           IDENTITY AND BACKGROUND.

         Item 2 is amended by adding the following information:

         This statement is being filed jointly by (a) Berthel Fisher & Company Leasing, Inc. ("Leasing"), (b) Berthel Fisher & Company Investments, Inc. ("Investments"), (c) Berthel Fisher & Company Financial Services, Inc. ("Financial Services"), (d) T.J. Berthel Investment, L.P., an Iowa limited partnership ("Investment L.P."), (e) T.J. Berthel Enterprises, Inc. ("Enterprises"), (f) Berthel Fisher & Company ("BFC"), (g) Telecommunications Income Fund IX, L.P. ("TIFIX"), (h) Telecommunications Income Fund X, L.P. ("TIFX") and (i) Thomas J. Berthel ("Mr. Berthel"). Leasing, Investments, Financial Services, Investment L.P., Enterprises, BFC, TIFIX, TIFX and Mr. Berthel are referred to herein as the "Reporting Persons."

         During the past five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the Other Officers and Directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Reporting Persons who is a natural person and each of the Other Officers and Directors is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding the following information:

Leasing

         On June 19, 1998, the Issuer issued and delivered to Leasing a certificate for 254 shares of Series A Convertible Preferred Stock ("Preferred Shares") convertible into 22,578 shares of common stock of the Issuer at the conversion price of $1.125 per share. The Preferred Shares are convertible for a period of two years beginning September 30, 1998, which is one year after the first sale of shares of Preferred Stock (the "Original Issue Date," September 30, 1997). On the third anniversary of the Original Issue Date, the Preferred Stock is automatically converted to Common Stock. The Preferred Shares were issued to Leasing as consideration for converting leases and payments due Leasing by the Issuer in the total amount of $25,400. The Preferred Shares are included in this Schedule 13D because August 3, 1998 is sixty days from the date that the Preferred Shares can be converted.

TIFIX

         On June 19, 1998, the Issuer issued and delivered to TIFIX a certificate for 1,916 shares of Series A Convertible Preferred Stock ("Preferred Shares") convertible into 170,311 shares of common stock of the Issuer at the conversion price of $1.125 per share. The Preferred Shares are convertible for a period of two years beginning September 30, 1998, which is one year after the first sale of shares of Preferred Stock (the "Original Issue Date," September 30, 1997). On the third anniversary of the Original Issue Date, the Preferred Stock is automatically converted to Common Stock. The Preferred Shares were issued to TIFIX as consideration for converting leases and payments due TIFIX by the Issuer in the total amount of $191,600. The Preferred Shares are included in this Schedule 13D because August 3, 1998 is sixty days from the date that the Preferred Shares can be converted.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by adding the following information:

Leasing

         As of June 19, 1998, the aggregate number of shares of the Issuer beneficially owned by Leasing was 1,453,450. Leasing owns in its name 81,282 shares of common stock, warrants exercisable for 541,779 shares of common stock and Preferred Shares convertible on September 30, 1998 into 22,578 shares of common stock of the Issuer. Leasing shares with BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of all of the shares of common stock, all warrants for shares of common stock and all Preferred Shares convertible into common stock of the Issuer owned by Leasing, TIFIX and TIFIX. As of June 19, 1998, the 1,453,450 shares beneficially owned by Leasing, including the shares to be issued upon exercise of warrants and the shares to be issued upon conversion of Preferred Shares, constitute approximately 23.3% of the total number of shares of the common stock of the Issuer outstanding as of March 31, 1998. Because BFC is a controlling person of Leasing, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by Leasing. Because BFC is a controlling person of Leasing and Leasing is a controlling person of TIFIX and TIFX, BFC and Leasing have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of all of the shares owned by TIFIX and TIFX.

         Within the last sixty days, Preferred Shares convertible into 22,578 shares of common stock of the Issuer were issued to Leasing in consideration of Leasing converting leases and lease payments in the amount of $25,400. All of the Preferred Shares issued to Leasing within the last sixty days are convertible into Common Stock of the Issuer at $1.125 per share of Common Stock beginning September 30, 1998.

TIFIX

         As of June 19, 1998, the aggregate number of shares of the Issuer beneficially owned by TIFIX was 215,311. TIFIX owns no shares of common stock. TIFIX owns warrants exercisable for 45,000 shares of common stock and Preferred Shares convertible into 170,311 shares of common stock of the Issuer. BFC is a controlling person of Leasing, and Leasing is a controlling person of TIFIX. Accordingly, TIFIX shares with Leasing and BFC the power to vote or to direct the vote and the power to dispose or to direct the disposition of (i) the Preferred Shares owned by TIFIX and (ii) all of the shares of common stock that would be issued to TIFIX upon exercise of all warrants for shares of common stock and upon conversion of all Preferred Shares into common stock of the Issuer. Additionally, TIFIX shares with

Leasing and BFC the power to dispose or to direct the disposition of all of TIFIX's warrants for shares of common stock of the Issuer and all Preferred Shares of the Issuer. As of June 19, 1998, the 215,311 shares beneficially owned by TIFIX, including the shares to be issued upon exercise of warrants and the shares to be issued upon conversion of Preferred Shares, constitute approximately 4.2% of the total number of shares of the common stock of the Issuer outstanding as of March 31, 1998.

         Within the last sixty days, Preferred Shares convertible into 170,311 shares of common stock of the Issuer were issued to TIFIX in consideration of TIFIX converting leases and lease payments in the amount of $191,600. All of the Preferred Shares issued to TIFIX within the last sixty days are convertible at $1.125 per share. All of the Preferred Shares issued to TIFIX within the last sixty days are convertible into Common Stock of the Issuer at $1.125 per share of Common Stock beginning September 30, 1998.

Mr. Berthel

         As of June 19, 1998, the aggregate number of shares of the Issuer beneficially owned by Mr. Berthel was 109,103, including warrants for 102,716 shares of common stock. Mr. Berthel owns in his name 6,387 shares of common stock and warrants exercisable for 109,103 shares of common of the Issuer. Mr. Berthel has the sole power to vote or to direct the vote and the sold power to dispose or to direct the disposition of all of the shares of common stock and all warrants for shares of common stock owned by Mr. Berthel. As of June 19, 1998, the 109,103 shares beneficially owned by Mr. Berthel, including the shares to be issued upon exercise of warrants, constitute approximately 2.2% of the total number of shares of the common stock of the Issuer outstanding as of March 31, 1998. Within the last sixty days (on June 19, 1998), Mr. Berthel sold 200 of shares of common stock of the Issuer at $3.00 per share.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                                                         Beginning
                                                             at
                                                           Page:
                                                           -----

A        Joint Filing Agreement, dated August 4, 1998,
         between the Reporting Persons relating to the
         filing of a joint statement on Schedule 13D.        11

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1998         T. J. BERTHEL INVESTMENT, L. P.
                              By: T. J. BERTHEL ENTERPRISES, INC.
                                 General Partner

                              By:
                                 -------------------------------------------
                                 THOMAS J. BERTHEL, President

                              BERTHEL FISHER & COMPANY FINANCIAL
                              SERVICES, INC.

                              By:
                                  ------------------------------------------
                                  THOMAS J. BERTHEL, Chief Executive Officer

                              BERTHEL FISHER & COMPANY LEASING, INC.

                              By:
                                  ------------------------------------------
                                  THOMAS J. BERTHEL, President

                              BERTHEL FISHER & COMPANY
                              INVESTMENTS, INC.

                              By:
                                 ------------------------------------------
                                 THOMAS J. BERTHEL, Chief Executive Officer

                              BERTHEL FISHER & COMPANY

                              By:
                                 -------------------------------------------
                                 THOMAS J. BERTHEL, President

                              ----------------------------------------------
                              THOMAS J. BERTHEL

                              T. J. BERTHEL ENTERPRISES, INC.

                              By:
                                 ------------------------------------------
                                 THOMAS J. BERTHEL, President

                               TELECOMMUNICATIONS INCOME FUND IX, L.P.
                               By: BERTHEL FISHER & COMPANY LEASING, INC.
                                   General Partner

                               By:
                                  ------------------------------------------
                                  THOMAS J. BERTHEL, President

                              TELECOMMUNICATIONS INCOME FUND  X, L.P.
                              By: BERTHEL FISHER & COMPANY LEASING, INC.
                                General Partner

                              By:
                                  ----------------------------------------
                                  THOMAS J. BERTHEL, President

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).